October 25, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:    Mr. John Reynolds

Re:                             Nexa Resources S.A.
Registration Statement on Form F-1, as amended (File No. 333-220552)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Nexa Resources S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-220552) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 12:00 p.m., Eastern Time, on October 26, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 4,000 copies of the preliminary prospectus have been or will be sent to prospective underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BMO Nesbitt Burns Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

As representatives of the several underwriters

[signature pages follow]

BMO Nesbitt Burns Inc.

By:	/s/ Jason Neal
Name:	Jason Neal
Title:	MD & Co-Head, Global Metals & Mining

Credit Suisse Securities (USA) LLC

By:	/s/ Andrew Frame
Name:	Andrew Frame
Title:	Director

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Vice President

Morgan Stanley & Co. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Vice President